SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

<u>EXHIBIT LIST</u>

Exhibit	Description	Sequential Page Number
	▪ Announcement relating to the introduction of Black Economic Empowerment shareholders in relation to MultiChoice Africa (Pty) Limited, dated September 26, 2006	



Naspers Limited

(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers" or "the company")

THE INTRODUCTION OF BLACK ECONOMIC EMPOWERMENT SHAREHOLDERS IN RELATION TO MULTICHOICE AFRICA (PROPRIETARY) LIMITED ("MCSA")

1. INTRODUCTION

Naspers, in furtherance of its empowerment objectives, is implementing a Broad-Based Black Economic Empowerment ("BEE") ownership initiative in relation to MCSA. The MCSA BEE transaction is intended to result in the acquisition by qualifying Black Persons and Black Groups ("General Black Public" or "Black Participants") of ordinary shares in the issued share capital of Phuthuma Nathi Investments Limited ("Phuthuma Nathi"), which will hold ordinary shares in the issued share capital of MultiChoice South Africa Holdings (Proprietary) Limited ("MCSA Holdings"), the holding company of MCSA ("the MCSA Empowerment Transaction").

Phuthuma Nathi is a company whose sole objective is to acquire ordinary shares in MCSA Holdings for the benefit of its shareholders, being the General Black Public. MCSA Holdings, an indirect wholly owned subsidiary of Naspers, has, as its only asset, 100% of the issued share capital of MCSA.

A key element of the MCSA Empowerment Transaction is the funding of the purchase by Phuthuma Nathi of up to 45 000 000 ordinary shares in MCSA Holdings (with the total number of MCSA Holdings ordinary shares in issue being 300 000 000) for R2,25 billion, based on an equity value of R15 billion (enterprise value of R17,43 billion). This funding for the transaction will be raised by the issue of up to 45 000 000 Phuthuma Nathi ordinary shares at a price of R10,00 per share in terms of a public offer to the General Black Public, and the issue of up to 180 000 000 Phuthuma Nathi preference shares at a price of R10,00 per share to MIH Holdings Limited ("MIH Holdings"), a wholly owned subsidiary of Naspers.

2. RATIONALE FOR THE MCSA EMPOWERMENT TRANSACTION

Naspers supports the drive to incorporate previously disadvantaged communities into the South African economy and believes that BEE may be a driver of economic growth and transformation in South Africa. For some years the group has advanced BEE in the media industry.

Naspers's BEE contributions include:

– Phuthuma – implemented in 1995, which enabled some 8 000 disadvantaged South Africans to acquire shares in Electronic Media Network Limited ("M-Net") and to profit from it

– Phuthuma Futhi – implemented in 1998, making a further 10% of M-Net/SuperSport International Holdings Limited ("SuperSport") linked shares available for BEE. This scheme closed in the money in April 2004

– Welkom – launched in 1998 and scheduled to mature in September 2006, will enable some 17 000 previously disadvantaged individuals to acquire shares in Naspers.

The group is also conscious of employment equity targets in its South African operations. To this end, a number of initiatives were launched in the operating businesses, including transformation forums, the acceleration of employment equity by pursuing employment targets, mentorship for previously disadvantaged employees and preference in procurement.

Naspers is proud of the fact that 42% of its board already comprises people from previously disadvantaged communities and 17% are women. We are committed to transformation and the MCSA Empowerment Transaction is an integral part of this process.

If required, Naspers may undertake further empowerment transactions to ensure compliance with the BEE Codes.

In structuring the MCSA Empowerment Transaction, Naspers developed a set of key objectives ("BEE objectives") as follows:

– the Black Participants will comprise a broad base of Black Persons and Black Groupings

– the Black Participants are required to fund only 20% of the purchase consideration that Phuthuma Nathi will pay to acquire shares in MCSA Holdings

– economic interest and voting rights in Phuthuma Nathi are secured by the Black Participants immediately

– the Black Participants remain shareholders of Phuthuma Nathi for a minimum period of five years ("Minimum Investment Period"), whereafter they may trade their shareholding to other Black Participants

– the minimum level of participation by Black Participants is affordable in economic terms by most people

5. INFORMATION RELATING TO MCSA

MCSA is South Africa's premium pay-television and internet business. MCSA also has a 29,98% interest in M-Net/SuperSport and 100% in M-Web Holdings (Proprietary) Limited ("MWEB").

5.1 MCSA operations

MCSA provides premium television entertainment through its DStv bouquets to more than 1 million subscribers in South Africa.

Operations include subscriber management services and digital satellite television platforms broadcasting over 70 video and over 60 audio channels. Included are seven data channels with interactive television offerings.

5.2 M-Net/SuperSport

M-Net/SuperSport provide premium thematic channels and exclusive content to the subscriber base of MCSA. M-Net provides premium entertainment channels and SuperSport provides sports channels carried by MCSA on its pay-television platforms.

5.3 MWEB

MWEB provides the infrastructure for MCSA's interactive platform. MWEB has approximately 324 000 dial-up subscribers and 19 000 broadband ADSL subscribers.

6. FINANCIAL EFFECTS

6.1 Profit on disposal to Naspers

The book profit arising in respect of the MCSA Empowerment Transaction to Naspers shareholders amounts to approximately R2,25 billion. The adjustment has been made directly to equity in accordance with Naspers's accounting policies.

6.2 *Pro forma* financial effects

The table below sets out the unaudited *pro forma* financial effects of the MCSA Empowerment Transaction, which are based on the published financial results of Naspers for the year ended 31 March 2006.

The unaudited *pro forma* financial effects, for which the Naspers board is responsible, are presented for illustrative purposes only and may not give a fair reflection of the financial position and results of operations post the implementation of the MCSA Empowerment Transaction.

Per Naspers share

	Before the MCSA Empowerment Transaction[1]	After the MCSA Empowerment Transaction[2]	Change (%)
EPS			
EPS (cents)	1 124	1 097	(2)
Core HEPS (cents)	696	668	(4)
HEPS (cents)	756	729	(4)
Fully diluted EPS			
EPS (cents)	1 063	1 037	(2)
HEPS (cents)	715	689	(4)
NAV (cents)[3]	2 450	3 224	32
NTAV (cents)[3]	1 936	2 732	41
Number of shares in issue ('000)	290 555	290 555	
Weighted average number of shares in issue ('000)	283 719	283 719	
Fully diluted weighted average number of shares			

– the Black Participants remain shareholders of Phuthuma Nathi for a minimum period of five years ("Minimum Investment Period"), whereafter they may trade their shareholding to other Black Participants

– the minimum level of participation by Black Participants is affordable in economic terms by most people.

3. THE MCSA EMPOWERMENT TRANSACTION PARTICIPANTS

The ordinary shares in Phuthuma Nathi will be offered to:

– Black Persons, which has the meaning ascribed to it under Code 000 of the Codes of Good Practice issued in terms of the Broad-Based Black Economic Empowerment Act of 2003. This includes Black, Coloured or Indian persons who are natural persons and who are citizens of the Republic of South Africa

– Black Controlled and Owned Companies or similar Entities incorporated or formed in South Africa, and verified as such.

This will ensure that the MCSA Empowerment Transaction will be broad based.

4. MECHANICS OF THE MCSA EMPOWERMENT TRANSACTION

MCSA Holdings owns 100% of MCSA. Prior to the proposed MCSA Empowerment Transaction, MCSA Holdings is 100% held by MIH Holdings.

The MCSA Empowerment Transaction will be implemented as follows:

– for each Phuthuma Nathi ordinary share with a subscription price of R10,00 subscribed for in terms of the public offer, MIH Holdings will sell to Phuthuma Nathi one MCSA Holdings ordinary share at a price of R50,00

– the price per MCSA Holdings ordinary share is based on the underlying value of MCSA, having regard to the fact that MCSA Holdings' only asset is its shareholding in MCSA

– MIH Holdings will sell up to 45 000 000 MCSA Holdings ordinary shares to Phuthuma Nathi

– Phuthuma Nathi will finance each MCSA Holdings ordinary share purchased at R50,00 per share as follows:

• the issue to Black Participants of one Phuthuma Nathi ordinary share at an issue price of R10,00 (ie 20% of the price payable for one MCSA Holdings ordinary share)

• the issue to MIH Holdings of four Phuthuma Nathi preference shares at an issue price of R10,00 per share (ie 80% of the price payable for one MCSA Holdings ordinary share). The Phuthuma Nathi preference shares are redeemable over 10 years or such extended period as MIH Holdings may allow. Dividends are calculated at the rate of 75% of the prime interest rate.

Number of shares in issue ('000)	290 555	290 555
Weighted average number of shares in issue ('000)	283 719	283 719
Fully diluted weighted average number of shares in issue ('000)	300 243	300 243

Notes:

1. The information "Before the MCSA Empowerment Transaction" is based on the audited results for the year ended 31 March 2006.

2. The information "After the MCSA Empowerment Transaction" is based on the following assumptions:
   (i) The MCSA Empowerment Transaction was implemented on 1 April 2005;
   (ii) The Phuthuma Nathi preference dividend rate is a variable rate based on 75% of the prime rate of interest. This rate, assuming the current prime rate of 11,5%, is 8,625%; and
   (iii) The cash of R450 million received by Naspers from Phuthuma Nathi was invested for the period at an interest rate of 6% after tax.

3. The NAV and NTAV per ordinary share "After the MCSA Empowerment Transaction" is based on the assumption that the MCSA Empowerment Transaction was implemented on 31 March 2006. The NAV and NTAV were adjusted to reflect the purchase consideration received, which created an accounting profit of R2,25 billion and the effect on retained earnings as set out in note 2 above, and, in addition, excluded the NAV and NTAV attributable to the 45 000 000 MCSA Holdings ordinary shares sold to Phuthuma Nathi.

7. CONDITIONS PRECEDENT

The MCSA Empowerment Transaction is subject to Phuthuma Nathi undertaking the public offer to the General Black Public to subscribe for ordinary shares in Phuthuma Nathi. The number of MCSA Holdings ordinary shares to be acquired by Phuthuma Nathi will depend on the amount raised by Phuthuma Nathi in terms of the public offer.

8. OPINIONS AND RECOMMENDATIONS

The board of Naspers has considered the terms and conditions of the proposed MCSA Empowerment Transaction and is of the opinion that the proposed MCSA Empowerment Transaction is in the best interests of Naspers's various stakeholders.

9. FURTHER DOCUMENTATION

A further announcement will be made once the public offer has been completed.

Cape Town
26 September 2006

Investment bank and sponsors to Naspers	Joint attorneys and tax advisers to Naspers	Joint attorneys to Naspers
		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: September 26, 2006 by

Name: Stephan J. Z. Pacak
Title: Director